May 14, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	MK Arizona Corp.
Amendment No. 7 to Registration Statement on Form S-4
Filed on May 11, 2009
File No. 333-153492

Dear Mr. Kruczek:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), and MK Arizona Corp., an Arizona corporation (“MK Arizona”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 8 to the Registration Statement on Form S-4 for MK Arizona (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated May 13, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Amendment No. 7 to the Registration Statement on Form S-4 (the “Original S-4”).

We are also sending courtesy copies of this letter to you by courier, together with a redline of the Amended S-4 marked to show changes from the Original S-4 as initially filed.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Solicitation Costs, page 77

1.	Please tell us the purpose of the additions to this section and on page 22. See Rule 14a-16(m).

Middle Kingdom has deleted the additions to this section and on page 22 in the Amended S-4.

Security Ownership of the Combined Company, page 216

2.	Please reconcile the disclosure you added in the notes to your table that the lock ups will have expired at the time the earn-out is complete with your disclosures on page 107.

Middle Kingdom has deleted the references to the lock-up provisions in the table because it believes the presence of the lock-up provisions do not modify or affect the beneficial ownership disclosure requirements.

Shares Eligible For Future Sale, page 225

3.	Please note that we are not making any determination at this time regarding the accuracy of your analysis or conclusions in your response to prior comment 3 or related previous comments.

Middle Kingdom acknowledges the Staff’s comment.

Exhibits

4.	We note your response to prior comment 5. Please tell us what jurisdiction’s laws govern the units. Cite with specificity the relevant section of the units.

The series A units and series B units (“units”) are governed by Delaware law. The units were authorized at the time of Middle Kingdom’s IPO by Middle Kingdom’s board of directors acting pursuant to authority delegated it by the Delaware General Corporation Law. Although the units are certificated, the units are not governed by a stand-alone agreement, and the certificates representing the units do not recite a governing law.

A series B unit consists of: (i) Middle Kingdom class B common stock and (ii) Middle Kingdom class B warrants. A series A unit consists of: (i) one share of Middle Kingdom common stock and (ii) five Middle Kingdom class A warrants. Each of the units is a security consisting of two separate types of securities. Stated differently, the units are bundles of securities created by action taken by the Middle Kingdom board of directors (the “Board”). In the case of each of the units, the constituent securities are different in character; one of them (the common stock in the case of the series A unit, and the class B common stock in the case of the series B unit) was authorized by the Board pursuant to specific authority set forth in Middle Kingdom’s articles of incorporation, consistent with the Delaware General Corporation Law, and the other (the class A warrants in the case of the series A unit, and the class B warrants in the case of the series B unit) was authorized and created by the Board acting pursuant to authority delegated the Board by the Delaware General Corporation Law and is governed by an agreement, i.e., the warrant agreement, executed by the corporation pursuant to the exercise of the Board’s. In authorizing the issuance of units of Middle Kingdom’s securities, the Board acted pursuant to general authority delegated the board by the Delaware General Corporation Law.

As a Delaware corporation, Middle Kingdom’s common stock and class B common stock are governed by Delaware law, and are issued pursuant to a specific authorization set forth in its certificate of incorporation. Furthermore, each of the class A warrants and class B warrants was issued pursuant to a separate warrant agreement, expressly governed by Delaware law. Section 8.3 of the class A warrant agreement dated December 19, 2006 between Middle Kingdom and Continental Stock Transfer & Trust Company provides that “[t]he validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of Delaware, without giving effect to conflict of laws.” Section 9.3 of the class B warrant agreement dated December 19, 2006 between Middle Kingdom and Continental Stock Transfer & Trust Company provides that “[t]he validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of Delaware, without giving effect to conflict of laws.”

Since the units were issued by a Delaware corporation, and are comprised of two securities, each of which is governed by Delaware law, and the units exist as a consequence of action taken by the Board pursuant to the authority granted to the Board by the Delaware General Corporation Law, Middle Kingdom believes that the units would be governed by Delaware law.

Cozen O’Connor has revised exhibit 5.2 to include each of the series A units and series B units.

Exhibit 5.1

5.	We reissue prior comment 9 with respect to the assumption contained in paragraph (c) that the transactions mentioned “constitute the legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with their respective terms.”

Appleby’s opinion has been revised to delete assumption (c) in its entirety.

Appleby’s has included the following introductory language to the opinion section of its opinion (emphasis added to show new language):

“Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us and assuming that the Merger, Continuation and Share Exchange transactions will be consummated in accordance with the terms of the documents pertaining thereto, without any waiver or breach of any material terms or provisions thereof, we are of the opinion that:”

The revised opinion does not assume the transactions mentioned “constitute the legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with their respective terms,” but rather assumes that the merger, continuation and share exchange transactions will be consummated in accordance with the terms of the merger agreement and documentation related thereto, without any waiver or breach of any material terms or provisions thereof.

6.	We note your revisions in response to prior comment 13: however, it remains unclear why the first clause in the definition of “non-assessable” refers only to “otherwise [paying] money to the company” and not to creditors. Please advise.

Appleby’s has revised reservation (d) as follows (emphasis added):

“Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of a company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for their shares, to satisfy claims of creditors of the company, or otherwise to pay money to the company or to any creditors of the company and no shareholder shall be bound by an alteration of the Memorandum or Articles of Association of the company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of the company, or otherwise to pay money to the company or to creditors of the company.”

7.	Please file the December 7, 2006 opinion mentioned in the Coppersmith, Schermer & Brockelman opinion. Ensure that the December 7, 2006 opinion does not preclude reliance by Coppersmith, Schermer & Brockelman.

Middle Kingdom has filed Cozen O’Connor’s December 7, 2006 opinion as an exhibit to the Coppersmith, Schermer & Brockelman opinion. Cozen O’Connor has provided Coppersmith, Schermer & Brockelman with a letter explicitly stating that Coppersmith, Schermer & Brockelman may rely upon its December 7, 2006 opinion. Middle Kingdom has filed the reliance letter as exhibit 99.12 of the Amended S-4, which contains its consent to the filing of its opinion.

Exhibit 8.3

8.	Regarding your response to prior comment 16:

•

You state that “each of the opinions included in the registration statement will be included in an amendment to be filed on the effective date and dated as of that same date.” Please ensure that the exhibits you intend to file are signed and in final form. For example, it appears that exhibit 8.3 does not include counsel’s signature; and

•

The opinion you file to satisfy your obligation under Regulation S-K Item 601(b)(8) may not assume legal conclusions underlying the opinion. We note, for example, the assumption in paragraph (c) that the transactions you mention “constitute the legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with their respective terms.”

Please file revised opinions accordingly.

(a) Each of the opinions included in the Amended S-4 is in final form, signed and dated May 14, 2009.

(b) Appleby’s opinion has been revised to delete assumption (c) in its entirety.

Appleby’s has included the following introductory language to the opinion section of its opinion (emphasis added to show new language):

“Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us and assuming that the Merger, Continuation and Share Exchange transactions will be consummated in accordance with the terms of the documents pertaining thereto, without any waiver or breach of any material terms or provisions thereof, we are of the opinion that:”

The revised opinion no longer contains an assumption that the transactions mentioned “constitute the legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with their respective terms.” The revised opinion now contains the language customary in opinions of this type, namely that the merger, continuation and share exchange transactions will be consummated in accordance with the terms of the merger agreement and documentation related thereto, without any waiver or breach of any material terms or provisions thereof.

Exhibit 23.7

9.	It appears that this consent is signed by an individual, not the entity that provided the report. Please file the consent of the entity that provided the report.

The consent included in exhibit 23.7 has been revised, executed and refiled. The revised consent is executed by SPAC Investments Ltd.

Exhibit 23.8

10.	We note your response to prior comment 4. Given your disclosure on page 82, please expand the consent of Mr. Danics to state expressly whether he consents to the prospectus discussion of his report.

The executed consent included in exhibit 23.8 has been revised to expand the consent of Mr. Danics to state expressly that he consents to the discussion of his report in the registration statement.

Each of Middle Kingdom and MK Arizona acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Cozen O’Connor

cc: David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation